SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House 245 Blackfriars Road London SE1 9UY United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    _________________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated November 7, 2005
2.	Press release dated November 8, 2005
3.	Press release dated November 8, 2005
4.	Press release dated November 10, 2005
5.	Press release dated November 14, 2005
6.	Press release dated November 16, 2005
7.	Press release dated November 16, 2005
8.	Press release dated November 18, 2005
9.	Press release dated November 21, 2005
10.	Press release dated November 21, 2005
11.	Press release dated November 22, 2005
12.	Press release dated November 28, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: January 26th, 2006	By:	Anne C. Siddell

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

Appendix 1.

Notification of transactions of persons discharging managerial responsibility (“PDMRs”)

United Business Media plc has today been notified of the following awards made under the Company’s Performance Share Plan on 7 November 2005 to the following PDMRs, none of whom are directors of the Company.

PDMR	No. of shares awarded

Andrew Crow	34,091
Henry Elkington	19,905
Neil Mepham	26,152
Anne Siddell	20,000
Jane Stables	31,131

Awards were made in the form of options which will become exercisable on the third anniversary of the date of grant, subject to the participant’s continued employment in the group and to the fulfilment of performance conditions. No money was paid for the grant of the options and the option exercise price is £1 in aggregate.

Anne Siddell
Company Secretary

Appendix 2.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Legal & General Investment Management Limited

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

8 NOVEMBER 2005

12.	Total holding following this notification

28,695,376 ORDINARY SHARES OF 30 5/14P

13.	Total percentage holding of issued class following this notification

10.35%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN: 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 8 November 2005

Material Interest	Holding

HSBC Nominees Ltd A/C 914945	97,762
HSBC Nominees Ltd A/C 923363	539,756
HSBC Nominees Ltd A/C 775237	251,588
HSBC Global Custody Nominees (UK) Ltd A/C 942199	1,300,000
HSBC Global Custody Nominees (UK) Ltd A/C 942229	1,304,882
HSBC Global Custody Nominees (UK) Ltd A/C 942217	1,306,764
HSBC Global Custody Nominees (UK) Ltd A/C 942205	1,024,082
HSBC Global Custody Nominees (UK) Ltd A/C 942175	1,393,035
HSBC Global Custody Nominees (UK) Ltd A/C 942187	1,302,002
HSBC Nominees Ltd A/C 775245	936,420
HSBC Nominees Ltd A/C 130007	244,076
HSBC Nominees Ltd A/C 770286	328,000
HSBC Nominees Ltd A/C 357206	6,131,260
HSBC Nominees Ltd A/C 866197	51,393
HSBC Nominees Ltd A/C 904332	54,084
HSBC Nominees Ltd A/C 916681	13,795
HSBC Nominees Ltd A/C 969995	637,817
HSBC Nominees Ltd A/C 754612	2,794,312
HSBC Nominees Ltd A/C 361602	71,411
HSBC Nominees Ltd A/C 282605	3,479,117
HSBC Nominees Ltd A/C 360509	406,316
HSBC Nominees Ltd A/C 766793	440,329
HSBC Nominees Ltd A/C 924434	126,070
HSBC Nominees Ltd A/C 924422	506,994
Northern Trust A/C SVV01	156,593
Chase Nominees A/C 39182	51,000
Northern Trust A/C SVH01	11,058
Northern Trust A/C LBN02	3,201
HSBC Nominees Ltd A/C 881071	9,025
HSBC Nominees Ltd A/C 748558	8,234
ABN Amro Mellon (Nom) Ltd A/C SKBF9999002	389,856
Nortrust Nominees A/C LGD01	1,572,241
Nortrust Nominees A/C LGQ01	489,823
Nortrust Nominees A/C LGG01	72,882
Nortrust Nominees A/C LGL01	541,915
Nortrust Nominees A/C LGE01	18,901
Nortrust Nominees A/C LGU01	475,000
Citibank, London A/C 6008054495	44,738
Citibank, London A/C 6008754888	50,864
Nortrust Nominees A/C LLV01	36,510
Northern Trust A/C CNF01	22,270

TOTAL	28,695,376

Appendix 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Lloyds TSB Group plc

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14PENCE

10.	Date of transaction

NOT KNOWN

11.	Date company informed

8 NOVEMBER 2005

12.	Total holding following this notification

27,983,442 ORDINARY SHARES OF 30 5/14PENCE

13.	Total percentage holding of issued class following this notification

10.1%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 8 NOVEMBER 2005

Registered Holder		No. of Shares

Lloyds TSB Jersey offshore	Material Holding	434
Lloyds TSB Registrars	Material Holding	743
Lloyds TSB Private Banking	Material Holding	117,416
Scottish Widows Investment Partnership	Material Holding	17,613,032
Scottish Widows Investment Partnership	Non Material Holding	10,251,817

TOTAL		27,983,442

Appendix 4.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

10 NOVEMBER 2005

12.	Total holding following this notification

8,075,764 ORDINARY SHARES OF 30 5/14P

13.	Total percentage holding of issued class following this notification

2.92%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 10 NOVEMBER 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	654,078
Bank of New York Brussels	FIL	124,366
JP Morgan Bournemouth	FIL	236,857
JP Morgan Bournemouth	FISL	3,272,603
State Street Bank and Trust co	FMTC	26,282
Bank of New York Brussels	FPM	781,315
Bank of New York Europe LDN	FPM	42,741
Bankers Trust London	FPM	117,324
Citibank London	FPM	36,335
Clydesdale Bank plc	FPM	39,588
JP Morgan Bournemouth	FPM	489,144
Mellon bank	FPM	390,364
Midland Securities Services	FPM	54,700
Northern Trust London	FPM	141,961
State Street Bank and Trust Co LDN	FPM	391,106

TOTAL ORDINARY SHARES		8,075,764

Appendix 5.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

BriTel Fund Trustees Limited for the Trustees of BT Pension Scheme – the owner of Hermes Pension Management Limited

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14P

10.	Date of transaction

UNKNOWN

11.	Date company informed

11 NOVEMBER 2005

12.	Total holding following this notification

13,148,920 ORDINARY SHARES OF 30 5/14P

13.	Total percentage holding of issued class following this notification

4.74%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN: 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 11 NOVEMBER 2005

Registered Holder	Held on behalf of	No. of Shares

BriTel Fund Nominees Ltd	Trustees of BT Pension Scheme	484,104
Chase Nominees Ltd	Hermes Assured Limited	3,822,813
Chase Nominees Ltd	Hermes UK Focus Fund	4,166,765
Chase Nominees Ltd	The Second Hermes UK Focus Fund	1,820,112
Chase Nominees Ltd	The Third Hermes UK Focus Fund	2,855,126

TOTAL		13,148,920

Appendix 6.

United Business Media acquires events in US & Japan

United Business Media announced today that it has acquired IT security event and training organiser, Black Hat, for a cash consideration of $10 million, and the Japan Jewellery Fair, for a cash consideration of $2.7 million.

Black Hat (www.blackhat.com) operates IT security conferences in the US, Europe and Asia for IT security professionals. The acquisition further strengthens UBM’s position in the technology sector where its subsidiary, CMP, already owns and operates the CSI computer security show in the US and IFSEC, Europe’s largest security show.

The Japan Jewellery Fair further extends UBM’s position in the Asian fashion sector where it already owns Asia’s biggest jewellery fair, the Hong Kong Jewellery Fair, as well as major jewellery fairs in mainland China.

David Levin, Chief Executive of United Business Media, said

“UBM connects buyers and sellers who need to trade with each other through events, print and online. Today’s acquisitions illustrate how we are building leading positions in our key sectors, by adding events to our portfolio that enrich our product offering, extend our geographic footprint and increase our audience.”

END

Enquiries:

Press

Susan Donovan	Director of Communications
E-mail	donovans@unitedbusinessmedia.com
Direct telephone	0207 921 5961
Mobile	0777 580 8185

Chris Barrie	Citigate Dewe Rogerson
E-mail	chris.barrie@citigatedr.co.uk
Direct telephone	0207 282 2943
Mobile	0796 872 72 89

Analysts

Catherine Southgate	Head of Investor Relations
Email	southgatec@unitedbusinessmedia.com
Direct telephone	0207 921 5031
Mobile	0771 046 8996

Brett Jacobs	Citigate Dewe Rogerson
Email	brett.jacobs@citigatedr.co.uk
Direct telephone	0207 282 2971
Mobile	0776 465 5423

Notes to editors

About Black Hat
Black Hat provides security consulting, training, and briefings to corporations and government agencies around the world. The Black Hat team has experience working with organizations such as Amazon, DARPA, Microsoft and the NSA.

Black Hat was launched in 1997 by Jeff Moss to provide advanced education to security professionals within global corporations and federal agencies.  The company has grown strongly and now offers briefings as well as customized training and consulting services to provide unmatched knowledge about upcoming security trends to three continents.

In addition to the $10 million cash consideration, there is a potential earn-out payment over several years of up to $4 million dollars.

The Japan Jewellery Fair
The Japan Jewellery Fair is one of the leading trade exhibitions in Japan for the professional jewellery industry. Japan is the world’s second biggest jewellery market.  Established in 1997, the Fair is held in Tokyo in September each year, attracting over 160 exhibitors and 11,000 visitors.

United Business Media
United Business Media operates two main business streams – PR Newswire and CMP.

PR Newswire is the world’s leading corporate news distribution service.

CMP specialises in creating prime print, online and exhibition franchises that bring industry professionals and enthusiasts together to be better informed, meet and do business.  CMP is, as a result, at the forefront of the development of many national and global industries.

UBM has a market capitalisation of c.£1.5 billion and employs 5,500 people around the world. In 2004, UBM’s turnover was £809 million and operating profit was £132 million. The company is led by David Levin, (43) who was appointed as Chief Executive in April 2005.  Nigel Wilson, (48) is Chief Financial Officer and was appointed in 2001.

Appendix 7.

16th November 2005

UNITED BUSINESS MEDIA ANNOUNCES US$ 49.8m CONVERTIBLE BONDS BUY BACK

United Business Media (UBM), today announces that it has repurchased an aggregate principal amount of US$ 12.5m of the $400m 2.375% Guaranteed Convertible Bonds due 2006, issued by its subsidiary, United Business Media (Jersey) Limited, for an aggregate price of approximately US$ 15.5m excluding accrued interest. The bonds purchased, representing approximately 3.9% of the initial amount will be cancelled. Following this, and prior repurchases of US$ 189.95m, the outstanding amount of the bonds will be US$ 197.55m.

Notes to Editors:

Following this announcement UBM has repurchased over 50% of the $400m 2.375% Convertible Bonds due 2006.

END

Enquiries

Press

Susan Donovan	Director of Communications
E-mail	donovans@unitedbusinessmedia.com
Direct telephone	0207 921 5961
Mobile	0777 580 8185

Chris Barrie	Citigate Dewe Rogerson
E-mail	chris.barrie@citigatedr.co.uk
Direct telephone	0207 282 2943
Mobile	0796 872 72 89

Simon Rigby	Citigate Dewe Rogerson
E-mail	simon.rigby@citigatedr.co.uk
Direct telephone	0207 282 2847
Mobile	0777 178 4446

Analysts

Catherine Southgate	Head of Investor Relations
Email	southgatec@unitedbusinessmedia.com
Direct telephone	0207 921 5031
Mobile	0771 046 8996

Peter Wrankmore	Head of Treasury
Email	wrankmorep@unitedbusinessmedia.com
Direct telephone	0207 921 5010

Brett Jacobs	Citigate Dewe Rogerson
Email	brett.jacobs@citigatedr.co.uk
Direct telephone	0207 282 2971
Mobile	0776 465 5423

Background

United Business Media plc (http://www.unitedbusinessmedia.com)
United Business Media plc offers information services in news distribution, publishing and events to customers around the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; and CMP, the magazines, exhibitions and online group for professionals and enthusiasts operating in a wide range of trading markets in the US, UK, Asia and Europe including the high tech, healthcare, property, entertainment, jewellery and fashion industries.

Operating Companies:
UBM’s publishing and events companies operate under the CMP name: CMP Media based in the US, CMP Asia based in Asia, CMPMedica in Healthcare markets in Europe and Asia and CMP Information based in the UK.  UBM’s news distribution business PR Newswire operates globally, from a US base.

Customers

UBM’s market leading – typically ranked number one or two – products serve top blue chip clients in all their end markets including:-
Microsoft, Hewlett Packard, IBM, Astra Zeneca, Forest Laboratories, Pfizer/Pharmacia, Merck & Co, GlaxoSmithKline, Cisco, Toyo Shinaku, India Trade Promotions Organisation, China Chamber of Commerce, Sinopharm, Incase, Edelman Worldwide, Porter Novelli, Fleishman Hillard, NASA.

Product Categories

Publications
- Over 160 magazines, 110 countries, 4m readers, 4,500 advertisers
Events
- Over 300 events, 1.3m visitors, 20,000 exhibitors, from 120 countries
Directories
- Over 50 directories, over 750 thousand recipients, in over 40 countries
Online
- Over 200 websites, 22 million page impressions

News Distribution

- Over 180,000 messages distributed to tens of thousands of media points in 135  countries and in more than 150 languages
- Over 80,000 journalists registered on media-only Web site with 1million  releases viewed monthly
- Over 460,000 journalists profiled in media targeting database
- Over 10,000 print and more than 12,000 online sources, including websites, blogs and databases monitored
- Over 150 queries distributed to more than 12,000 public relations and  information officers from reporters researching stories
- Leading broadcast public relations and multimedia company Product Brands

CMP Media
www.cmpmedia.com
Information Week, CRN, EE Times, Network Computing, VARBusiness, TechWeb, Consultant Magazine, Game Developer Conference, Embedded Systems Conference, Xchange Conferences, Guitar Player, Health & Beauty America, Seatrade Cruise Shipping Convention

CMP Information
www.cmpinformation.com
CPHI, Building, Furniture Show, Property Week, Farmer’s Guardian, FIE, Ifsec, Health & Safety, Pulse, Daltons Weekly, Trade It, Trader, Opportunities, Private Villas, This Caring Business, ECM

CMPMedica
www.cmpmedica.com
Vidal, Journal du Medicin, Gelbeliste, Vademecum, Medical Observer, Carnets de Sante, MIMS, Kassenarzt, Medex, MedServe /

CMP Asia
www.cmpasia.com
Asia Pacific Leather Fair, Cosmoprof Asia, China Furniture Fair, Hong Kong Jewellery and Watch Fair, Health Industry News, Jewellery News Asia, Tokyo Intnl Health Industry Show.

PR Newswire
http://www.prnewswire.com/
PR Newswire’s leading services include ProfNet ExpertsSM, eWatchTM, MEDIAtlasTM, NewsPromptTM, Search Engine Visibility (SEV), MediaRoomTM, MediaSenseTM and MultiVuTM.

Appendix 8.

United Business Media plc

Interests in Ordinary Shares

United Business Media plc was notified on 18 November 2005 that Deutsche Bank AG, no longer hold a notifiable interest in United Business Media plc Ordinary 30 5/14pence shares.

Anne Siddell
Company Secretary

Appendix 9.

21st November 2005

UNITED BUSINESS MEDIA ANNOUNCES US$ 12.5m CONVERTIBLE BONDS BUY BACK

United Business Media (UBM), today announces that it has repurchased an aggregate principal amount of US$ 12.5m of the $400m 2.375% Guaranteed Convertible Bonds due 2006, issued by its subsidiary, United Business Media (Jersey) Limited, for an aggregate price of approximately US$ 15.5m excluding accrued interest. The bonds purchased, representing approximately 3.9% of the initial amount will be cancelled. Following this, and prior repurchases of US$ 189.95m, the outstanding amount of the bonds will be US$ 197.55m.

Notes to Editors:

Following this announcement UBM has repurchased over 50% of the $400m 2.375% Convertible Bonds due 2006.

END

Enquiries

Press

Susan Donovan	Director of Communications
E-mail	donovans@unitedbusinessmedia.com
Direct telephone	0207 921 5961
Mobile	0777 580 8185

Chris Barrie	Citigate Dewe Rogerson
E-mail	chris.barrie@citigatedr.co.uk
Direct telephone	0207 282 2943
Mobile	0796 872 72 89

Simon Rigby	Citigate Dewe Rogerson
E-mail	simon.rigby@citigatedr.co.uk
Direct telephone	0207 282 2847
Mobile	0777 178 4446

Analysts

Catherine Southgate	Head of Investor Relations
Email	southgatec@unitedbusinessmedia.com
Direct telephone	0207 921 5031
Mobile	0771 046 8996

Peter Wrankmore	Head of Treasury
Email	wrankmorep@unitedbusinessmedia.com
Direct telephone	0207 921 5010

Brett Jacobs	Citigate Dewe Rogerson
Email	brett.jacobs@citigatedr.co.uk
Direct telephone	0207 282 2971
Mobile	0776 465 5423

Background

United Business Media plc (http://www.unitedbusinessmedia.com)
United Business Media plc offers information services in news distribution, publishing and events to customers around the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; and CMP, the magazines, exhibitions and online group for professionals and enthusiasts operating in a wide range of trading markets in the US, UK, Asia and Europe including the high tech, healthcare, property, entertainment, jewellery and fashion industries.

Operating Companies:
UBM’s publishing and events companies operate under the CMP name: CMP Media based in the US, CMP Asia based in Asia, CMPMedica in Healthcare markets in Europe and Asia and CMP Information based in the UK.  UBM’s news distribution business PR Newswire operates globally, from a US base.

Product Categories

Publications
- Over 160 magazines, 110 countries, 4m readers, 4,500 advertisers
Events
- Over 300 events, 1.3m visitors, 20,000 exhibitors, from 120 countries
Directories
- Over 50 directories, over 750 thousand recipients, in over 40 countries
Online
- Over 200 websites, 22 million page impressions

News Distribution

- Over 180,000 messages distributed to tens of thousands of media points in 135 countries and in more than 150 languages
 - Over 80,000 journalists registered on media-only Web site with 1million  releases viewed monthly
 - Over 460,000 journalists profiled in media targeting database
 - Over 10,000 print and more than 12,000 online sources, including websites,  blogs and databases monitored
 - Over 150 queries distributed to more than 12,000 public relations and  information officers from reporters researching stories
 - Leading broadcast public relations and multimedia company Product Brands

CMP Media
www.cmpmedia.com
Information Week, CRN, EE Times, Network Computing, VARBusiness, TechWeb, Consultant Magazine, Game Developer Conference, Embedded Systems Conference, Xchange Conferences, Guitar Player, Health & Beauty America, Seatrade Cruise Shipping Convention

CMP Information
www.cmpinformation.com
CPHI, Building, Furniture Show, Property Week, Farmer’s Guardian, FIE, Ifsec, Health & Safety, Pulse, Daltons Weekly, Trade It, Trader, Opportunities, Private Villas, This Caring Business, ECM

CMPMedica
www.cmpmedica.com
Vidal, Journal du Medicin, Gelbeliste, Vademecum, Medical Observer, Carnets de Sante, MIMS, Kassenarzt, Medex, MedServe /

CMP Asia
www.cmpasia.com
Asia Pacific Leather Fair, Cosmoprof Asia, China Furniture Fair, Hong Kong Jewellery and Watch Fair, Health Industry News, Jewellery News Asia, Tokyo Intnl Health Industry Show.

PR Newswire
http://www.prnewswire.com/
PR Newswire’s leading services include ProfNet ExpertsSM, eWatchTM, MEDIAtlasTM, NewsPromptTM, Search Engine Visibility (SEV), MediaRoomTM, MediaSenseTM and MultiVuTM.

Appendix 10.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Aviva plc and subsidiaries (Morley Fund Management Limited)

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14P

10.	Date of transaction

UNKNOWN

11.	Date company informed

21 NOVEMBER 2005

12.	Total holding following this notification

22,519,566 ORDINARY SHARES OF 30 5/14P

13.	Total percentage holding of issued class following this notification

8.12%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 21 NOVEMBER 2005

Registered Holder	No. of Shares

BNY Norwich Union Nominees Limited	4,299,723
Chase GA Group Nominees Limited	14,090,098
CUIM Nominee Limited	4,129,745

TOTAL	22,519,566

Appendix 11.

22 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (“PDMRs”)

The Company has been notified today of the following dealing in its ordinary shares of 30 5/14p:

On 22 November 2005 Peter Sutton, a PDMR, exercised an option over 100,000 ordinary shares under the UBM2000 Executive Scheme at an exercise price of 277.2 pence per share. All the shares were sold on the same day at a price of 595.6873 pence per share.

Peter Sutton holds options over a total of 398,465 ordinary shares following this notification.

Anne Siddell
Group Company Secretary

Appendix 12.

28th November 2005

UNITED BUSINESS MEDIA ANNOUNCES US$ 20.0m CONVERTIBLE BONDS BUY BACK

United Business Media (UBM), today announces that it has repurchased an aggregate principal amount of US$ 20.0m of the $400m 2.375% Guaranteed Convertible Bonds due 2006, issued by its subsidiary, United Business Media (Jersey) Limited, for an aggregate price of approximately US$ 25.0m excluding accrued interest. The bonds purchased, representing approximately 5% of the initial amount will be cancelled. Following this, and prior repurchases of US$ 202.45m, the outstanding amount of the bonds will be US$ 177.55m.

Notes to Editors:

Following this announcement UBM has repurchased over 55% of the $400m 2.375% Convertible Bonds due 2006.

END

Enquiries

Press

Susan Donovan	Director of Communications
E-mail	donovans@unitedbusinessmedia.com
Direct telephone	0207 921 5961
Mobile	0777 580 8185

Chris Barrie	Citigate Dewe Rogerson
E-mail	chris.barrie@citigatedr.co.uk
Direct telephone	0207 282 2943
Mobile	0796 872 72 89

Simon Rigby	Citigate Dewe Rogerson
E-mail	simon.rigby@citigatedr.co.uk
Direct telephone	0207 282 2847
Mobile	0777 178 4446

Analysts

Catherine Southgate	Head of Investor Relations
Email	southgatec@unitedbusinessmedia.com
Direct telephone	0207 921 5031
Mobile	0771 046 8996

Peter Wrankmore	Head of Treasury
Email	wrankmorep@unitedbusinessmedia.com
Direct telephone	0207 921 5010

Brett Jacobs	Citigate Dewe Rogerson
Email	brett.jacobs@citigatedr.co.uk
Direct telephone	0207 282 2971
Mobile	0776 465 5423

Background

United Business Media plc (http://www.unitedbusinessmedia.com)
United Business Media plc offers information services in news distribution, publishing and events to customers around the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; and CMP, the magazines, exhibitions and online group for professionals and enthusiasts operating in a wide range of trading markets in the US, UK, Asia and Europe including the high tech, healthcare, property, entertainment, jewellery and fashion industries.

Operating Companies:
UBM’s publishing and events companies operate under the CMP name: CMP Media based in the US, CMP Asia based in Asia, CMPMedica in Healthcare markets in Europe and Asia and CMP Information based in the UK.  UBM’s news distribution business PR Newswire operates globally, from a US base.

Customers

UBM’s market leading – typically ranked number one or two – products serve top blue chip clients in all their end markets including:-
Microsoft, Hewlett Packard, IBM, Astra Zeneca, Forest Laboratories, Pfizer/Pharmacia, Merck & Co, GlaxoSmithKline, Cisco, Toyo Shinaku, India Trade Promotions Organisation, China Chamber of Commerce, Sinopharm, Incase, Edelman Worldwide, Porter Novelli, Fleishman Hillard, NASA.

Product Categories

Publications
- Over 160 magazines, 110 countries, 4m readers, 4,500 advertisers
Events
- Over 300 events, 1.3m visitors, 20,000 exhibitors, from 120 countries
Directories
- Over 50 directories, over 750 thousand recipients, in over 40 countries
Online
- Over 200 websites, 22 million page impressions

News Distribution

- Over 180,000 messages distributed to tens of thousands of media points in 135 countries and in more than 150 languages
 - Over 80,000 journalists registered on media-only Web site with 1million releases viewed monthly
 - Over 460,000 journalists profiled in media targeting database
 - Over 10,000 print and more than 12,000 online sources, including websites, blogs and databases monitored
 - Over 150 queries distributed to more than 12,000 public relations and  information officers from reporters researching stories
 - Leading broadcast public relations and multimedia company Product Brands

CMP Media
www.cmpmedia.com
Information Week, CRN, EE Times, Network Computing, VARBusiness, TechWeb, Consultant Magazine, Game Developer Conference, Embedded Systems Conference, Xchange Conferences, Guitar Player, Health & Beauty America, Seatrade Cruise Shipping Convention

CMP Information
www.cmpinformation.com
CPHI, Building, Furniture Show, Property Week, Farmer’s Guardian, FIE, Ifsec, Health & Safety, Pulse, Daltons Weekly, Trade It, Trader, Opportunities, Private Villas, This Caring Business, ECM

CMPMedica
www.cmpmedica.com
Vidal, Journal du Medicin, Gelbeliste, Vademecum, Medical Observer, Carnets de Sante, MIMS, Kassenarzt, Medex, MedServe /

CMP Asia
www.cmpasia.com
Asia Pacific Leather Fair, Cosmoprof Asia, China Furniture Fair, Hong Kong Jewellery and Watch Fair, Health Industry News, Jewellery News Asia, Tokyo Intnl Health Industry Show.

PR Newswire
http://www.prnewswire.com/
PR Newswire’s leading services include ProfNet ExpertsSM, eWatchTM, MEDIAtlasTM, NewsPromptTM, Search Engine Visibility (SEV), MediaRoomTM, MediaSenseTM and MultiVuTM.